

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2014

<u>Via E-mail</u>
Mark L. Mandel, Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, NY 10005-1413

>   **Re: Augusta Resource Corp.**
>   **Schedule TO-T filed by HudBay Minerals, Inc.**
>   **Filed February 11, 2014**
>   **File No. 005-82241**

Dear Mr. Mandel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO</u>

1.   Please use the current version of the cover page of Schedule TO.

<u>Item 5. Past Contacts, Transactions, Negotiations and Agreements, page 3</u>

2.   Please tell us the reasons for the knowledge qualifier under (a). What prevents you from knowing and disclosing this information? Please revise or advise

<u>Offer to Purchase</u>

3.   Please refer to the second italicized paragraph and similar disclosure elsewhere in your document. Please provide your analysis as to how limiting participation in the manner you disclose is consistent with Rule 14d-10. See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

4.   Please refer to the penultimate italicized paragraph. Please tell us how the activities described in that paragraph are consistent with Rule 14e-5.

Information Concerning Augusta

5.   We note the statement here and elsewhere regarding not assuming any responsibility for "the accuracy or completeness" of the information to which you refer. You may not disclaim responsibility for your disclosure filed in connection with this offer. Please revise accordingly.

Will I be able to withdraw previously tendered Augusta Shares?, page v

6.   Your disclosure here indicates that Augusta shareholders may withdraw their shares after the expiration of the offer. If so, please clarify how this would affect the first condition listed in Section 4. When would you judge whether the minimum tender condition for the offer has been satisfied?

7.   See our last comment above. Clarify the "certain other circumstances" referenced in (iii) in this section which would allow tendering shareholders to withdraw their tendered shares.

Take-Up and Payment for Deposited Augusta Shares, page 5

8.   Please tell us how the anticipated timing disclosed here is consistent with the prompt payment requirements of Rule 14e-1(c). From your disclosure, it appears "take up" could occur 10 days after "Expiry Time" and payment may not occur until three days after take up.

General, page 13

9.   We note the disclosure on page 14 and elsewhere that indicates your determinations are final and binding. Revise to state that holders may challenge your determinations in a court of competent jurisdiction. Please make corresponding revisions to the Letter of Transmittal.

Conditions of the Offer, page 16

10.   The first paragraph indicates that the satisfaction of any offer conditions will be determined by you "in [your] sole discretion." Please revise to include an objective standard for the determination of whether a condition has been satisfied.

11.   Refer to condition (b) on page 16. Revise to clarify whether the timing language here referencing "either before, on or after consummation of the Offer or the purchase of August shares under the Offer, any Compulsory Acquisition or any Subsequent

Acquisition Transaction" means that the Shareholder Rights Plan must be waived, invalidated or cease-traded before expiration of the offer. Generally, all offer conditions other than regulatory conditions necessary to the consummation of an offer must be satisfied or waived on or before expiration. The language above appears to leave open the possibility of this offer condition being satisfied after expiration but before a compulsory acquisition, for example.

12.   Please refer to the last paragraph on page 18. The disclosure there suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to shareholders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.

13.   In addition, when an offer condition is triggered by events that occur during the offer period and before expiration of the offer, you should inform shareholders how you intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding.

14.   Refer to the last paragraph in this section where you state that the foregoing Offer conditions may be asserted at any time including upon "any action or inaction by the Offeror." The offer conditions must be outside the control of the bidder. Please revise.

Withdrawal of Deposited Augusta Shares, page 21

15.   Please disclose the existence of withdrawal rights afforded by Exchange Act Section 14(d)(5). Include the same revised disclosure in the Frequently Asked Questions section on page v and throughout the prospectus, where you summarize the withdrawal rights of tendering shareholders.

Mail Service Interruption, page 24

16.   Please supplementally explain the circumstances under which you would not mail offer documents because you believe they would be delayed. If such a delay were to occur, explain what would happen with the Offer. For example, would you extend the Offer to allow shareholders time to receive and consider the offer materials? We may have further comments.

Other Terms of the Offer, page 24

17.   We note the disclosure indicates that the bidder reserves the right to transfer or assign the right to purchase shares pursuant to the offer. Please confirm your understanding that any entity to which the bidder assigns the right to purchase shares in the offer must be included as a bidder in the offer. Including additional bidders may require the bidder to disseminate additional offer materials and to extend the term of the offer.

Background to the Offer, page 29

18.   Please revise to clarify what, if any, negotiations or discussions took place between December 6 and 12, 2013 and February 7, 2014. Your disclosure regarding the former dates indicates that the parties were considering a friendly business combination at that time. However, considering the nature of the pending offer, it is unclear what, if anything, led the parties to abandon those efforts.

19.   Please disclose any projections provided to you by Augusta. We note that the parties were in contact with another regarding a potential business combination since 2010 and entered into a confidentiality agreement in March 2010. HudBay and Augusta entered into a subscription agreement in August 2010 whereby HudBay acquired 10,905,590 units consisting of common shares and warrants.

Purpose of the Offer and the Offeror's Plans for Augusta, page 32

20.   Specifically address how U.S. Augusta shareholders who do not tender into the Offer will be treated in either of these possible forms of follow on transactions (compulsory acquisition and subsequent acquisition). Your description should indicate whether and which U.S. securities laws would apply. We may have further comments.

Summary of the Offeror's Historical and Pro Forma Financial Information, page 36

21.   Please disclose your current and non-current assets, as required by Item 1010(c)(1) of Regulation M-A. Please also revise to provide the disclosures required by Item 1010(c)(4) and (5) of Regulation M-A and, if material, the pro forma effect on those items. See Item 1010(c)(6) of Regulation M-A.

Summary Comparison of Material Differences . . ., page 42

22.   Please disclose all material differences between the rights of shareholders, not just "certain" material differences.   Likewise, please disclose all material U.S. federal income tax consequences, not just the "certain" consequences mentioned on page 63.

<u>Compulsory Acquisition, page 48</u>

23.   Your disclosure may not be qualified by reference to statutes, as you do here and on page 49. Please revise accordingly.

<u>Consequences of Exchanging Augusta Shares, page 64</u>

24.   Please revise to clarify the "facts and circumstances" that need to be known before the transaction will be considered part of a reorganization. Also revise to clarify why you do not currently know these facts and circumstances and when you anticipate them becoming known.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Christina Chalk, Senior Special Counsel, at (202) 551-3263 or me at (202) 551-3641 with any questions.

                                        Sincerely,

                                        /s/ Geoff Kruczek

                                        Geoff Kruczek
                                        Attorney-Adviser
                                        Office of Mergers and Acquisitions